SNET                                    News Release
                                        227 Church Street
                                        New Haven, Connecticut 06510


                                       January 21, 1997

For more information analysts contact:  Kevin Moore
                                        203-771-2136


      SNET Earnings Per Share Are $0.67 For The Fourth
                 Quarter And $2.94 for 1996


    NEW HAVEN, Conn., January 21, Southern New England

Telecommunications Corporation (SNET) (NYSE: SNG)

announced today that fourth quarter net income was

$44.3 million or $0.67 per share compared with a net

loss for fourth-quarter 1995 of $(646.4) million or

$(9.92) per share after an extraordinary non-cash

charge the company took as it adopted an accounting

methodology used by companies in competitive

environments.  Fourth quarter 1995 operating earnings

before that charge were $0.62 per share.

    "This is our third consecutive year and twelfth

consecutive quarter of growth," said Daniel J. Miglio,

SNET's chairman and chief executive officer.  He added,

"Strong revenues for the quarter and year reflect our

ability to capitalize on growth opportunities in long

distance and wireless.  In 1996, we led the industry in

introducing billing to the nearest second, and we

initiated a very effective campaign promoting the

advantages of our single bill, which enabled us to

capture a substantial share of the long-distance

market.  We achieved double-digit growth in wireless,



                           -more-

while significantly improving operating margins.  And

access lines grew at a healthy clip.

    "These are dramatically changing times for this

industry.  We are poised to take full advantage of the

growth opportunities that change offers, and I am

enthusiastic about our upcoming cable TV offering,

which we are preparing for launch in the Spring."

    Consolidated revenues and sales for the fourth

quarter were up 6.1 percent to $491.9 million.

Revenues in the wireline business increased 7.7 percent

to $400.3 million as revenues from SNET's

interstate/international long-distance business

continued their climb by more than doubling over last

year.  Instate toll dropped 9.8 percent because of

lower volume and discounted pricing plans resulting

from increasing competition.  Local-service revenues

were up 4.7 percent, and access revenues rose 7.0

percent.  Revenues for the wireless business grew 13.8

percent to $58.7 million as the customer base increased

21 percent.  Information and Entertainment revenues

were up 2.0 percent to $46.1 million.

    Consolidated operating expenses for the quarter

were up 9.5 percent.  Continuing the trend from the

third quarter, wireline expenses were up 26.4 percent

or $54.5 million, reflecting higher expenses to serve

SNET's expanding interstate/international long-distance

customer base, higher employee-related costs to meet



                           -more-

strong service demand as well as higher bad-debt

expenses.  Wireless had lower distribution and fraud

costs and expenses declined 11.0 percent.  Information

and Entertainment expenses were flat.

    For the fourth quarter and the year, SNET benefited

from lower state taxes due mainly to tax true-ups and

tax credits.

                        1996 Results

    Net income for 1996 was $192.8 million or $2.94 per

share compared with a net loss for 1995 of $(518.3)

million or $(7.99) after the extraordinary charge and

previously announced special items.  Operating earnings

for 1995 before that charge and special items were

$2.72 per share.  Consolidated revenues and sales for

the year were up 6.9 percent to $1,941.9 million.

Wireline revenues increased 6.1 percent as

interstate/international long

 distance revenues more than doubled, access lines grew

4.3 percent or a record 90,000 lines in 1996 and the

company had strong growth in vertical services like

SNET SmartLink.  The increase in access lines resulted

from higher centrex demand from business customers as

well as second residential lines.  Wireless revenues

climbed 26.6 percent to $219.2 million, partly due to

cellular acquisitions.  Information and Entertainment

revenues were up 1.8 percent to $184.2 million.

    Consolidated operating expenses for the year were

up 7.9 percent.  Wireline expenses increased 11.6

                           -more-

percent to support growth in SNET's expanding

interstate/international toll business and because of

increased expenses for marketing as well as bad debts.

Wireless expenses, even including the cellular

acquisitions, were flat for the year.  Information and

Entertainment expenses were down 5.6 percent for 1996

compared with 1995 when the company was offering TV

services in its video dialtone trial.

Depreciation and amortization expenses were up 2.9

percent for the year and interest expense was up 3.3

percent.

    The company also announced that it is conducting a

detailed examination of Year 2000 implications for its

computer data systems and business processes and

estimates that related expenses will be in the $15-$20

million range for 1997.

    SNET is a Connecticut-based telecommunications

company reaching beyond its traditional borders to

offer wireline, wireless and information and

entertainment services, including local, national and

international calling; mobile communications; and

publishing, information and advertising.  The company

is building I-SNET, Connecticut's broadband,

information superhighway to serve all its customers.

                            -XXX-


                            SNET
         Preliminary Summary of Consolidated Results
        For the Three Months Ended December 31, 1996
       (Dollars in Millions Except Per Share Amounts)


                                  (Unaudited)
                            For the 3 Months Ended  Percent
                                  December 31,      Change
                                 1996      1995
INCOME STATEMENT
Revenues and Sales             $491.9    $463.6     6.1%
Costs and Expenses:
 Operating and maintenance      299.1     273.2     9.5%
 Depreciation
  and amortization               90.2      90.7     (.6%)
 Taxes other than income         13.2      14.0    (5.7%)
  Total Costs and Expenses      402.5     377.9     6.5%
Operating Income                 89.4      85.7     4.3%
Interest expense                 21.5      24.6   (12.6%)
Other income, net                  .7       5.8
Income Before Income Taxes       68.6      66.9     2.5%
Income taxes                     24.3      26.2    (7.3%)
Income Before
  Extraordinary Charge           44.3      40.7     8.8%
Extraordinary Charge,
  Net of Tax                      -      (687.1)
Net Income (Loss)               $44.3   $(646.4)

Weighted Average Common Shares
 Outstanding (thousands)       65,738    65,150      .9%

EARNINGS (LOSS) PER SHARE
Income Before
  Extraordinary Charge          $0.67    $ 0.62     8.1%
Extraordinary Charge,
  Net of Tax                      -      (10.54)*
Net Income (Loss)               $0.67    $(9.92)


STATISTICS
Access Lines in Service
   (thousands)                  2,163     2,073     4.3%
Interstate Minutes of Use
   (millions)                   2,016     1,878     7.3%


* Per common share is computed independently for the quarter based on weighted average common shares outstanding for the quarter. The independent calculations resulted in a difference of $0.05 between loss per share for the quarter and for the year.




                            SNET
         Preliminary Summary of Consolidated Results
        For the Twelve Months Ended December 31, 1996
       (Dollars in Millions Except Per Share Amounts)

                                  (Unaudited)
                            For the 12 Months Ended  Percent
                                  December 31,        Change
                               1996        1995
INCOME STATEMENT
Revenues and Sales           $1,941.9   $1,816.4     6.9%
Costs and Expenses:
 Operating and maintenance    1,149.0    1,065.1     7.9%
 Depreciation
  and amortization              356.1      346.0     2.9%
 Taxes other than income         54.6       56.5    (3.4%)
  Total Costs and Expenses    1,559.7    1,467.6     6.3%
Operating Income                382.2      348.8     9.6%
Interest expense                 88.7       85.9     3.3%
Other income, net                 6.9       15.5
Income Before Income Taxes      300.4      278.4     7.9%
Income taxes                    107.6      109.6    (1.8%)
Income Before
  Extraordinary Charge          192.8      168.8    14.2%
Extraordinary Charge,
  Net of Tax                      -       (687.1)
Net Income (Loss)              $192.8    $(518.3)

Weighted Average Common Shares
  Outstanding (thousands)      65,589     64,888     1.1%


EARNINGS (LOSS) PER SHARE
Income Before
  Extraordinary Charge          $2.94     $ 2.60  * 13.1%
Extraordinary Charge,
  Net of Tax                     -        (10.59) **
Net Income (Loss)               $2.94     $(7.99)

STATISTICS
Access Lines in Service
   (thousands)                  2,163      2,073     4.3%
Interstate Minutes of Use
   (millions)                   7,906      7,298     8.3%


* Excluding 1995 special items announced previously, earnings per share would have increased to $2.72 in 1995.

** Per common share is computed independently for the year based on weighted average common shares outstanding for the year. The independent calculations resulted in a difference of $0.05 between loss per share for the quarter and for the year.